UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Castlight Health, Inc.

(Name of Subject Company)

Castlight Health, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14862Q100

(CUSIP Number of Class of Securities)

Will Bondurant

Chief Financial Officer

Castlight Health, Inc.

150 Spear Street, Suite 400

San Francisco, CA 94105

(415) 829-1400

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Matthew S. Rossiter, Esq.

David K. Michaels, Esq.

Robert A. Freedman, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

Alex Shvartsman, Esq.

Mary E. Ahern, Esq.

Castlight Health, Inc.

150 Spear Street, Suite 400

San Francisco, CA 94105

(415) 829-1400

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 previously filed by Castlight Health, Inc., a Delaware corporation (“Castlight”), with the Securities and Exchange Commission on January 19, 2022 (the “Schedule 14D-9”), relating to the cash tender offer by Carbon Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Vera Whole Health, Inc. (“Vera”), to purchase all of the outstanding shares of Castlight Class A common stock, par value $0.0001 per share (the “Class A Shares”), and Castlight Class B common stock, par value $0.0001 per share (the “Class B Shares,” and, together with the Class A Shares, the “Shares”), at a purchase price of $2.05 per Share, net to the seller in cash, without interest, and subject to withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 4, 2022, by and among Castlight, Vera and Purchaser, the Offer to Purchase, dated as of January 19, 2022 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

The subsection of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals—U.S. Antitrust Laws” is hereby amended as follows:

On page 53, the third full paragraph is amended and supplemented by adding the following sentence at the end of the paragraph:

On February 3, 2022 at 11:59 p.m. Eastern Time, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

Castlight Health, Inc.

By:	/s/ Will Bondurant
	Name:	Will Bondurant
	Title:	Chief Financial Officer
	Date:	February 4, 2022